UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8A


                          NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the SEC that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act 1940 and in connection with notification of registration submits the follow-ing information:

Name: The Polaris Fund

Address of Principal Business Office
(No. & Street, City State, Zip Code):
444 West Ocean Blvd Suite 1404 Long Beach, CA. 90802

Telephone Number: 877-226-7780

Name and address of agent for service of process:
Marcus Crawshaw 444 West Ocean Blvd Suite 1404 Long Beach, CA. 90802

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES.


                                Signatures:

        Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Long Beach and state of California on the 10th day of January 2004.



                   (SEAL)


             The Polaris Fund


                                                          By: Marcus Crawshaw
                                                                  President
Attest:  Adam Crawshaw
            Secretary